Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	13055-001

April 15, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant

Dear Sirs:
Re:	SunVault Energy Inc. (the “Company”) Form 8-K Filed March 5, 2014 File No. 333-181040

We have recently been engaged as the attorneys for the Company. We refer to your letter of April 7, 2014 addressed to the Company with your comments on the Company's Current Report on Form 8-K, filed March 5, 2014 (the "Current Report"). The Company maintains the position that it was not a shell company prior to the transaction with 145004 Alberta Ltd. and urges you to consider the following analysis and factors.

The Company does not feel that it falls within the shell company definition given that its operations prior to the acquisition of 145004 Alberta Ltd. should be classified as more than nominal. The Company's previous business was in the wholesale and retail distribution of organic infant and toddler products. This business was discontinued on May 8, 2013. At that time, the Company commenced its current business to provide renewable energy integration into energy production, energy delivery and energy consumption. The Company has been developing a small appliance in regards to solar/battery systems.

Three platform technologies underpin SunVault: 1) PolyCell™ batteries for energy storage, 2) All-in-One™, a new energy generation/storage chemistry and 3) a vertical solar appliance. These platforms and a commercialization strategy have been crafted in an attempt to redefine all aspects contributing to the total cost of electricity.

PolyCell™ is a fundamentally new, proprietary, patent pending method for assembling a multi-celled battery. The PolyCell™ technical mindset is built upon technology currently in production operating at TRL level 9 but slated for mobile applications such as electric vehicles, scooters, etc. These current products, not produced by our company, are intended for small scale storage, <5kWh per unit. SunVault anticipates building upon this working knowledge so as to develop advanced processes to manufacture large, 50kWh, 120V batteries having the potential to be the lowest cost stationary batteries on the market at $100/kWh. This cost compares to $300-350/kWh for the nearest alternatives such as lead-acid and molten salt batteries. The cycle life of large scale PolyCell™ storage batteries is anticipated to deliver electricity at grid parity cost upon market entry.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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Four Patents have been filed:

SVLT patent application #1 US 61/834,394 – filed June 12th, 2013

SVLT patent application #2 US 61/834,396 – filed June 12th, 2013

SVLT patent application #3 US 61/834,399 – filed June 12th, 2013

SVLT patent application #4 US 61/831,580 – filed June 5th, 2013

The Company has signed a license agreement with the University of South Florida and a research agreement with MIT.

A physical demo of the Company's device showing the capability of a solar charged chipset and storage within the same chipset can be viewed at:

https://www.youtube.com/watch?v=m0bVXXW9XaA#t=11

The Company has continually developed its business operations since their termination and discontinuance of its infant/toddler products business. The business operations and activities of the Company have been typical for a developing technology company, and given that the Company disagrees with the SEC’s characterization of the Company as a shell company. The Company believes that it does not meet the definition of a shell company prior to the Current Report as the operations of the Company were more than nominal and can attest to such ongoing operations.

The Company has remained active in the business of providing services for developing and marketing clean energy technology solutions. Although the Company has been a development stage company, the Company’s operations should be classified as more than nominal given its previous and ongoing operations. In making the determination on non-shell status, the Company reviewed its operations and determined that its operations were not “nominal” due to the fact that its management and consultants were actively and daily pursuing opportunities to build its developing business technologies for the integration of renewable energy sources into production, development, delivery and consumption. The recent Current Report is an expansion of, and addition to, this ongoing business.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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Accordingly, the Company respectfully disagrees with the SEC’s characterization of the Company as a shell company. As such, the Company is of the view that filing an amended current report on Form 8-K with respect to the Current Report filed March 5, 2014 is not warranted for the reasons set forth herein. However the Company has always recognized the requirement to file the required audited and pro forma financial statements for the acquisition of 145004 Alberta Ltd., and intends to file such statements within 75 days of the acquisition, as mandated for non-shell companies.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald
William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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